(PAGE NUMBERS REFER TO PAPER DOCUMENT ONLY)

EXHIBIT 10.1

CONTRACT FOR PURCHASE AND SALE OF REAL ESTATE

THIS AGREEMENT is made and entered into this 12th day of July, 2012, by and between Consumer Programs Incorporated hereinafter referred to as "SELLER"; and American Milling LP, an Illinois limited partnership, or its assigns, hereinafter referred to as "BUYER";
WITNESSETH:
WHEREAS, SELLER has agreed to sell and BUYER has agreed to purchase, upon the terms and conditions set forth herein, the real estate located at 1600, 1706, 1726, and 1801 Washington Avenue and 1701, 1731 and 1733 Lucas Avenue in St. Louis City County, Missouri (complete legal description to control), as more particularly described on Exhibit “A” attached hereto (collectively, the “Property”).
NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL COVENANTS SET FORTH HEREIN, THE PARTIES AGREE AS FOLLOWS:
1.    The total purchase price to be paid by BUYER to SELLER shall be Three Million Dollars ($3,000,000.00) and payable in the following manner:

a.    An earnest money deposit of Fifty Thousand Dollars ($50,000.00) to be paid within one week after SELLER's acceptance, execution, and return of this Agreement to BUYER. This earnest deposit will be deposited with First American Title Company as escrow agent, c/o Kevin Twellman, at its office located at 8182 Maryland Avenue, St. Louis MO, 63105 in good funds, either by certified bank or cashier's check or by federal wire transfer, and shall be applied to the purchase price at closing.

b.
Two Million Nine Hundred Fifty Thousand Dollars ($2,950,000.00) of the purchase price shall be payable in good funds, either by certified bank or cashier's check or by federal wire transfer at Closing (as hereinafter defined).

2. SELLER shall have two (2) business days after its receipt hereof to accept and return an executed copy of this Agreement to BUYER. In the event that SELLER does not accept and return a signed copy of this Agreement to BUYER within two business days, then the offer of BUYER to purchase the Property shall be considered withdrawn, and this Agreement shall be considered null and void.
3.    In the event of substantial damage or destruction of the Property prior to closing, then, SELLER shall immediately give BUYER notice of such occurrence, and BUYER may, within fifteen (15) days after receipt of such notice, elect to (a) close the transaction contemplated hereby as scheduled (except that if the

Closing Date is less than fifteen (15) days following BUYER's receipt of such notice, Closing shall be delayed up to fifteen (15) days until BUYER makes such election), in which event BUYER shall have the right to participate in the adjustment and settlement of any insurance claim relating to said damage, and SELLER shall assign and/or pay to BUYER at closing all insurance proceeds collected or claimed with respect to said loss or damage plus any deductible or self-insured amount or (b) rescind the transaction and receive back the earnest money payment and the transaction shall thereafter be void and of no further force and effect.
4. SELLER shall, within twenty (20) days of full execution of this Agreement, deliver to BUYER a commitment to issue an owner's policy of title insurance. Any commitment made hereunder shall be in the amount of the purchase price of the Property, naming the BUYER as the insured and issued by a title insurance company licensed to write title insurance in the state of Missouri, which policy shall insure the owner's title to be marketable in fact as called for by this Agreement and shall provide that a policy shall be issued immediately after SELLER'S Special Warranty Deed to BUYER is filed of record. All costs of said title insurance, including the premium for the final owner's title policy, but excluding the cost of any title endorsements required by Buyer, will be paid for by the SELLER. Seller shall also provide an ALTA survey of the premises within 30 days after execution of this Agreement. BUYER agrees that the ALTA survey of the Property prepared in 2010 shall be sufficient to meet the survey requirements of this section.
5.    SELLER agrees to convey title in fee simple absolute by Special Warranty Deed, free and clear of all liens and encumbrances, except for any existing easements, covenants, conditions and restrictions of record, which do not have a material adverse effect on the marketability of title, and applicable zoning ordinances.
6.    It is understood and agreed that, because of the commitments of the parties, time is of the essence of this Agreement. The parties further agree that in the event BUYER shall default on the obligation to close this transaction then, and in such event, SELLER may, in addition to all other remedies contained elsewhere in this Agreement, without further liability on Seller's part, terminate this Agreement and in connection with such termination, collect the earnest money payment made by BUYER as liquidated damages and not as a penalty, actual damages being difficult, if not impossible, to ascertain. In the event SELLER shall default on any obligation to close this transaction, then, and in that event, BUYER, in addition to all other remedies contained elsewhere in this Agreement, may elect to (a) terminate this Agreement and have the earnest money payment made by BUYER immediately returned to BUYER, or (b) seek enforcement of this Agreement by specific performance in addition to all other remedies available to BUYER.

7.    All ad valorem real estate taxes (“Taxes”) imposed on the Property for the year in which Closing occurs which are not yet due and payable shall be paid by Seller when due. A deposit equal to six months' of Taxes shall be paid by Seller, but shall be refunded to Seller upon Seller's delivery to Buyer of proof of payment when due.
8.    Any notice provided for in this Agreement may be personally served or sent by Certified United States Mail, return receipt requested, in which case it shall be deemed served on the next business day subsequent to the date of mailing. Notices shall be addressed to the parties at the following addresses:

SELLER:        Consumer Programs Incorporated
1706 Washington Avenue
Saint Louis, MO 63103
Attention: Jane Nelson, General Counsel

BUYER:        American Milling LP
189 American Grain ST
Cahokia, IL 62206

9.    SELLER warrants and represents to BUYER that as of the date of this Agreement SELLER has not received any written notice from any governmental agency of:
a.    Planned or commenced public improvement that may result in special assessment or otherwise directly and materially affect the property except as disclosed herein, except as set forth on Schedule 9.a.

b.    Any government agency or court order requiring repairs, alterations or corrections of any existing conditions except as disclosed herein.

c.    Any structural or mechanical defects of material significance in the property, including the adequacy and quality of water and sanitary disposal systems except as disclosed on Schedule 9.c.

d.	Any mechanic's liens or other encumbrances which may be assessed against the property.

10.    SELLER warrants and represents to BUYER as of the date of this Agreement that SELLER has no knowledge of the following:

a.    That, there exists with respect to the Property or any part or component thereof any environmentally hazardous or dangerous condition that would trigger response or remedial action under any applicable environmental laws, such as but not limited to, an existing or prior use of the Property as a dumping ground for hazardous waste or hazardous substances, or any use of the Property as a landfill or any disposal, discharge, deposit, injection, dumping, leaking, spilling, placing or escape of any environmentally hazardous substance or any hazardous substances, contaminants or pollutants.

b.    That there has been any use of the Property as a service station or filling station or for the storage beneath the surface of the real estate in an underground storage tank of any gasoline, petroleum product, or any other environmentally hazardous substance, or that any underground storage tank now exists upon or beneath the Property or has previously been placed upon or beneath the property, except as outlined in the environmental reports listed on Schedule 10.b.

c.
That any portion of the Property is listed or proposed for listing or is threatened to be listed on the National Priorities List by the Environmental Protection Agency or that any discussions with any state or federal officials concerning the possibility of such listing has occurred.

d.    That there has occurred in violation of any applicable environmental law or that would trigger response or remedial action under any applicable environmental laws any disposal, discharge, deposit, injection, dumping, leaking, spilling, placing or escape of any hazardous substance, pollutant or contaminate (as those items are defined in 42 USC Section 9601) on, in, under or from the property or that there has existed upon the property or within the property any facility which is or has been used for the treatment, disposal or storage of hazardous waste, as those terms are described in the Resource Conservation and Recovery Act, 42 USC Section 6901 - 6987, except as set forth on Schedule 10.d.

e.    That any part of the property is a landfill or has been used as a landfill or that any soil in or beneath the property is or has been chemically contaminated, or that gasoline, petroleum or any contaminate is or has at any time been stored or transmitted in tanks or lines located beneath the surface of the Property.

f.
That any improper discharge of sewage is occurring from the property or any part thereof (from any sewage line or sewage treatment system, or any septic tank or otherwise) and that no such discharge of sewage is occurring upon the property within the property or from the property; and

g.	That there have been any material environmental events or issues subsequent to the issuance of the 2010 environmental reports delivered to Buyer.

Terms such as “to SELLER's knowledge,” “SELLER has no knowledge” or like phrases mean the actual present and conscious awareness or knowledge of any Executive Officer of the Seller, Company, Rich Tarpley, Executive Vice President, Manufacturing, and Tim Price, Vice President Risk Management/Building Services. (“Seller's Employees”), without any duty of inquiry or investigation; provided that so qualifying SELLER's knowledge shall in no event give rise to any personal liability on the part of SELLER's Employees or any other officer or employee of SELLER, on account of any breach of any representation or warranty made by SELLER herein. Said terms do not include knowledge

SELLER or SELLER's Employees do not have but could have obtained through further investigation or inquiry.

11.    The parties agree that the following provisions are critical to BUYER's consideration and undertaking of the purchase of the Property and SELLER is making the following representations, warranties, covenants and agreements set forth below to induce BUYER to enter into this Agreement and to purchase the Property:
a.     At any time within fifteen (15) days after the execution of this Agreement (hereinafter the “Due Diligence Period”), BUYER may terminate this Agreement for any reason deemed appropriate by BUYER in BUYER's sole judgment and discretion, including but not limited to the fact that one or more of the contingencies set forth in this Section 11 have not been satisfied. In the event that no termination notice is given by BUYER within the Due Diligence Period, this Agreement shall be binding and, subject to the satisfaction of any specific contingencies set forth in the Agreement, BUYER shall be bound to proceed to closing. In the event that BUYER terminates this Agreement within the first fifteen (15) days of due diligence period, and so long as BUYER is not in default under the terms of this Agreement, the original earnest money deposit of Fifty Thousand Dollars ($50,000.00) and any additional earnest money deposit shall at all times be refundable. In the event BUYER does not terminate this Agreement within the first fifteen (15) days of the due diligence period and BUYER fails for any reason to close within 15 days after the end of the due diligence period, provided SELLER has delivered a commitment to issue an owner's title policy as required under Section 4 of this Agreement, Seller may terminate this Agreement and the original earnest month deposit shall be paid to Seller.

b.        SELLER agrees to lease from BUYER approximately three hundred thousand (300,000) square feet of office space and all applicable parking associated with subject property on the terms set forth in the Lease attached hereto as Exhibit B.

12. SELLER shall deliver to BUYER within five (5) business days after the execution of this Agreement a copy of the following:
a.    A copy of any current Lease(s) related to subject Property;

b.    Any environmental and soil reports relating to the Property previously obtained by SELLER;

c.    A survey of the property in Seller's possession as of the date of execution of this Agreement;

d.    All plans and specifications relating to the property; and

e.    A copy of any applicable zoning ordinances.

13.    This transaction shall be closed within thirty (30) days after the execution and delivery of this Agreement (the “Closing”). At the Closing, SELLER shall deliver the Special Warranty Deed and BUYER shall make payment as specified above. Possession shall be delivered to BUYER at the time of closing subject to Sellers' right of possession pursuant to the Lease.
14.    This Agreement contains the entire and complete agreement between the parties with respect to the transaction set forth herein. All other contracts, agreements, undertakings, understandings, warranties or representations entered into or made by either of the parties hereto with respect to the transaction set forth herein, or in any matters related thereto, are hereby rendered null, void and of no further force and effect to the extent not incorporated into this Agreement. Each of the parties acknowledge that the other party to this agreement has made no contracts, undertakings, promises, understandings, warranties, statements or representations with respect to the transaction set forth herein, the property or any matters related to this transaction or to the property described herein or any of the characteristics of the property described herein or the value of the property described herein, or any part, component or characteristic thereof, other than those which are specifically set forth herein.
15.    This Agreement may not be modified or amended orally, but may be modified or amended only by a written document signed by all of the parties hereto.
16.    All of the warranties and covenants of the parties set forth herein shall survive the closing of this transaction and the delivery of the Special Warranty Deed.
17.    In the event it is necessary for either of the parties hereto to enforce this Agreement or any of the warranties or covenants set forth herein, then the prevailing party shall be entitled to recover their reasonable attorney's fees and any costs incurred in connection with the enforcement of this Agreement.
18.    This Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, personal representatives, successors and assigns.
19. SELLER shall be responsible for any and all commissions due and payable to King Realty Advisors, LLC acting as a Transaction Broker, which shall be equal to Six Percent (6%) of total purchase price, which shall be paid at Closing.
20. This Agreement may be executed in multiple counterparts and the facsimile signature of a party shall be of the same legal effect as an original.
21. SELLER agrees and covenants to maintain the existence of this Agreement and its provisions as confidential until the Closing, except that Seller may disclose the contents of this Agreement to

SELLER'S attorneys, advisors and lenders and may file such information with the Securities and Exchange Commission as may be required by law or regulation. SELLER acknowledges this covenant is a material part of the consideration for BUYER's performance under this Agreement and failure to maintain confidentiality is a breach of this Agreement. BUYER agrees and covenants to maintain the existence of this Agreement and its provisions as confidential until the closing, except that BUYER may disclose except that BUYER may disclose the contents of this Agreement to BUYER's attorneys, advisors and lenders. BUYER acknowledges this covenant is a material part of the consideration for SELLER's performance under this Agreement and failure to maintain confidentiality is a breach of this Agreement.

22. Except as expressly set forth in this Agreement, or as set forth in any documents delivered by Seller to Buyer as part of Buyer's due diligence or as set for in the Special Warranty Deed at Closing, it is understood and agreed that SELLER has not at any time made and is not now making, and it specifically disclaims, any warranties or representations of any kind or character, express or implied, with respect to the Property.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement, with triplicate copies thereof, on the day and year first above written and each party acknowledges receipt of a fully executed copy of this Agreement.

SELLER:     CONSUMER PROGRAMS INCORPORATED

By:     /s/Dale Heins
________________________________
Dale Heins

AMERICAN MILLING LP

BUYER: ______________________________

By:    /s/David Jump
___________________________________
David Jump

Exhibit A

Site         2
NBU No.    21021894
Local No.    020102298
Legal Description

Parcel 1:

A tract of land being all of Lots 1-12 in Block 2 of SOLOMAN H. ROBBINS ADDITION (Book X, Page 74) and a fractional part of a Lot in City Block 830, All in City Block 830 being situated in the City of St. Louis, Missouri and being more particularly described as follows:

Beginning at the intersection of the South Line of Washington (80' W) Avenue and the East line of 18th (60' W) Street; thence with the South line of said Washington Avenue, South 74 degrees 55 minutes 41 seconds East a distance of 373.15 feet to the intersection of the said South line of Washington Avenue with the West line of 17th (50' W) Street; thence with the West line of said 17th Street, South 15 degrees 04 minutes 49 seconds West a distance of 150.14 feet to the intersection of the West line of said 17th Street with the North line of St. Charles (38.5' W) Street; thence with the North line of said St. Charles Street, North 74 degrees 55 minutes 00 seconds West a distance of 373.54 feet to the intersection of the North line of St. Charles Street with the East line of said 18th Street; thence with the East line of said 18th Street, North 15 degrees 13 minutes 49 seconds East a distance of 150.06 feet to the point of beginning.

Parcel 2:

A tract of land being all of City Block 2002 being situated in the City of St. Louis, Missouri and being more particularly described as follows:

Beginning at the intersection of the North line of Washington (80' W) Avenue and the East line of 19th (60' W) Street; thence with the East line of said 19th Street; North 15 degrees 12 minutes 33 seconds East a distance of 134.90 feet to the intersection of the said East line of 19th Street with the South line of Lucas (50" W) Avenue; thence with the South line of said Lucas Avenue, South 74 degrees 47 minutes 23 seconds East a distance of 377.18 feet to the intersection of the South line of said Lucas Avenue with the West line of 18th (60' W) Street; thence with the West line of 18th Street, South 15 degrees 12 minutes 33 seconds West a distance of 65.19 feet to an angle point in the West line of said 18th Street per Book 026, Page 62 and Ordinance No. 46710, thence continuing along the West line of said 18th Street, South 43 degrees 17 minutes 22 seconds West 77.97 feet to the intersection of the West line of said 18th Street and the North line of aforesaid Washington Avenue; thence with the North line of said Washington Avenue, North 74 degrees 56 minutes 39 seconds West a distance of 340.48 feet to the point of beginning.

Parcel 3:

A tract of land being all of City Block 831 being situated in the City of St. Louis, Missouri and being more particularly described as follows:

Beginning at the intersection of the South line of Washington (80' W) Avenue and the East line of 17th street (50' W) Street; thence with the South line of said Washington Avenue, South 74 degrees 55 minutes 41 seconds East a distance of 182.46 feet to the intersection of the said South line of Washington Avenue with

Site         2
NBU No.    21021894
Local No.    020102298
Parcel 4:

the west line of West 16th (33.5" W) Street; thence with the west line of West 16th Street, South 15 degrees 06 minutes 15 seconds West a distance of 150.18 feet to the intersection of the West line of said West 16th Street with the North line of St. Charles (38.5' W) Street; thence with the North line of St. Charles Street, North 74 degrees 55 minutes 00 seconds West a distance of 182.40 feet to the intersection of the North line of said St. Charles Street with the East line of said 17th Street; thence with the East line of said 17th Street, North 15 degrees 04 minutes 49 seconds West a distance if 150.15 feet to the point of beginning.

Parcel 4:

A tract of land being all of the South Half of the City Block 524 being situated in the City of St. Louis, Missouri and being more particularly described as follows:

Beginning at the intersection of the North line of Lucas (50' W) Avenue and the East line of 18th (60' W) Street; thence with the East line of 18th Street, North 15 degrees 12 minutes 33 seconds East a distance of 145.04 feet to the intersection of the said East line of 18th Street with the South line of a 20' W alley (also known as Orange (20' W) Street; thence with the South line of said Alley, South 74 degrees 47 minutes 27 seconds East a distance of 376.37 feet to the intersection of the South line of said alley with the West line of 17th Street (60' W) Street; thence with the West line of 17th Street, South 15 degrees 12 minutes 33 seconds West a distance of 145.04 feet to the intersection of the West line of 17th Street with the North line of aforementioned Lucas Avenue; thence with the North line of said Lucas Avenue, North 74 degrees 47 minutes 27 seconds West a distance of 376.37 feet to the point of beginning.